SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CUMMINS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $2.50 per share
(Title of Class of Securities)
231021106
(CUSIP Number of Class of Securities)
Nicole Y. Lamb-Hale
Chief Legal Officer and Corporate Secretary
Cummins Inc.
500 Jackson Street
P.O. Box 3005
Columbus, Indiana 47202-3005
(812) 377-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Mark Mandel, Esq.
Carol Stubblefield, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, New York 10018
(212) 626-4100
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Cummins Inc., an Indiana corporation (“Cummins”), with the Securities and Exchange Commission (the “SEC”) on February 14, 2024, as amended by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on March 8, 2024 (as so amended, the “Schedule TO”). This Amendment relates to the offer by Cummins to exchange up to an aggregate of 67,054,726 shares of common stock of Atmus Filtration Technologies Inc., a Delaware corporation (“Atmus”), par value $0.0001 per share (“Atmus Common Stock”), for outstanding shares of common stock of Cummins, par value $2.50 per share (“Cummins Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated March 7, 2024 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Atmus has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-277051) (as amended through the date hereof, the “Registration Statement”) to register shares of Atmus Common Stock offered in exchange for shares of Cummins Common Stock tendered in the Exchange Offer.
As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
Item 4.   Terms of the Transaction.
Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:
(a) Material Terms.
For each share of Cummins Common Stock that is validly tendered and not properly withdrawn pursuant to the Exchange Offer and accepted by Cummins, Cummins will deliver 12.0298 shares of Atmus Common Stock.
Because the Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, the number of shares of Cummins Common Stock that Cummins accepts in the Exchange Offer may be less than the number of shares tendered by shareholders. Based on the final exchange ratio, Cummins would accept for exchange approximately 5,574,051 shares of Cummins Common Stock upon consummation of a fully subscribed Exchange Offer.
On March 11, 2024, Cummins issued a press release announcing the final exchange ratio of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xxxxviii) hereto and is incorporated herein by reference.

Item 12.   Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:
Exhibit No.	Description
(a)(4)(xxxxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 8, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 8, 2024).
(a)(4)(xxxxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 11, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 11, 2024).
(a)(4)(xxxxviii)	Press Release by Cummins, dated March 11, 2024 (incorporated by reference to Cummins’ Form 425 filing with the SEC on March 11, 2024).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CUMMINS INC.
By:
/s/ Nicole Y. Lamb-Hale

Name: Nicole Y. Lamb-Hale
Title:
Chief Legal Officer and Corporate Secretary

Dated: March 11, 2024